COMMUNICATIONS EXCELLENCE DENTSU

02 JUN -5 AM 11:34

File No. 82-5241
May 22, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02034655

SUPPL

Re: Dentsu Inc. – 12g3-2(b) exemption

PROCESSED
JUN 13 2002
THOMSON FINANCIAL

Dear Sir/Madam,

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby submit to the Securities and Exchange Commission the following information required by Rule 12g3-2(b):

1. News Release Letter (May 15, 2002)
   Title: Dentsu Reports Financial Results For Fiscal Year Ended March 31, 2002

2. Summary English Translation of Brief Statement of Annual Financial Results and Forecast (May 15, 2002)
   Title: Annual Report Release for the Fiscal Year ended March 31, 2002 (Consolidated)

3. Dentsu News (May 15, 2002)
   Title: Notice Concerning Share Buyback -- Purchase of Treasury Shares Pursuant to Article 210 of the Commercial Code --

If you have further queries or requests for additional information, please feel free to contact Seiichiro Hayata at seiichiro.hayata@dentsu.co.jp (email), 011-81-3-5551-5620 (telephone) or 011-81-3-5551-2225 (facsimile).

--cont'd--

Yours faithfully,

T. Hirose

Toru Hirose
Director
Investor Relations Division
Dentsu Inc.

Enclosures

DENTSU NEWS
DENTSU INC. CORPORATE COMMUNICATIONS DIVISION
TOKYO HEAD OFFICE, 1-11, TSUKIJI, CHUO-KU, TOKYO 104-8426 TEL. (03) 5551-5923 FAX. (03) 5551-2013 URL: http://www.dentsu.com

Contact: Takafumi Hotta
Senior Manager
Corporate Communications Division
E-mail: t.hotta@dentsu.co.jp

FOR IMMEDIATE RELEASE
May 15, 2002

Dentsu Reports Financial Results For Fiscal Year Ended March 31, 2002

— Billings (Net Sales) of ¥1,789.4 Billion, Ordinary Income of ¥59.7 Billion and Net Income of ¥27.4 Billion —

Dentsu Inc. (President: Yutaka Narita; Head Office: Tokyo; Capital: ¥58,967.1 million) held a meeting of the Board of Directors on May 15 at its Tokyo Head Office to close the accounts for its fiscal 01/02 term (ended March 31, 2002) and finalize the consolidated balance sheet and consolidated income statement.

Throughout fiscal 01/02, Japanese businesses were forced to operate in an increasingly challenging environment, as evidenced by a 2.4% decline in gross domestic product in real terms from the prior year. The economy was marked by a downturn of the IT industry combined with stagnant personal consumption and deflationary pressure. The terrorist attacks in the United States further aggravated the uncertainty over the future economic outlook. The advertising industry was also affected by the economic slowdown, which effectively cut advertising expenditures in Japan for calendar 2001 by 0.9% year on year.

In this operating environment, Dentsu's business slowed, especially in the second half of the fiscal year, and, as a result, it failed to match the record performance achieved a year earlier. Nevertheless, the past fiscal year was still the second-best year in Dentsu's history (following the prior year) for both consolidated and non-consolidated performance in terms of billings, gross profit, operating income, ordinary income and net income.

Dentsu posted consolidated billings of ¥1,789.4 billion, a 1.4% decline year on year; gross profit of ¥293.9 billion, a 2.6% decline; operating income of ¥61.1 billion, a 15.6% decline; ordinary income of ¥59.7 billion, a 17.0% decline; and net income of ¥27.4 billion, a 33.6% decline.

Initiatives to control personnel and general sales expenses paid off, and as a result the operating income margin* reached 20.8% (versus 24.8% achieved a year earlier), exceeding the management target of 20%.

Non-consolidated results for Dentsu in fiscal 01/02 showed billings of ¥1,433.3 billion, a 4.3% decline year on year; gross profit of ¥207.8 billion, a 6.8% decline; operating income of ¥45.9 billion, a 15.2% decline; ordinary income of ¥46.1 billion, a 17.6% decline; and net income of ¥23.0 billion, a 7.8% decline.

Outlook

Dentsu is actively pursuing new business, while continuing to administer efficient operating and personnel costs. The Japanese economy is expected to remain weak, however, and it is unlikely that advertising expenditures will increase substantially. Moreover, a one-time charge in conjunction with the transfer of the Head Office upon the completion of the new building in Shiodome, Tokyo, slated for opening in October 2002, will be included in the next accounting term.

For these reasons, in its consolidated results for the next fiscal year, Dentsu expects to post billings of ¥1,735.5 billion, a decline of 3.0% year on year; ordinary income of ¥46.8 billion, a 21.6% decline; and net income of ¥13.1 billion, a 51.9% decline.

On a non-consolidated basis, Dentsu forecasts ¥1,400 billion in billings, a 2.3% decline year on year; ¥33.6 billion in ordinary income, a 27.1% decline; and ¥10.4 billion in net income, a 54.7% decline, in fiscal 02/03.

*Operating income margin = operating income $\div$ gross profit $\times$ 100

FISCAL YEAR 2001 RESULTS (Consolidated)

April 1, 2001—March 31, 2002

Dentsu Inc.

- **Term Results:** Amounts are indicated with figures below ¥1 million omitted.

(1) Balance-Sheet Summary

(Millions of yen; percent)

Item	FY 2001	Consolidated results/ non-consolidated results (times)	FY 2000	Rate of increase (△ indicates decrease)
Assets				
Current assets	586,685	1.22	679,170	△13.6
Non-current assets	510,506	1.06	457,998	11.5
Deferred assets	—	—	421	—
Total assets	1,097,192	1.14	1,137,590	△3.6
Liabilities				
Current liabilities	448,761	1.09	504,407	△11.0
Non-current liabilities	184,381	1.13	205,151	△10.1
Total liabilities	633,142	1.10	709,559	△10.8
Minority interest	22,877	—	23,712	△3.5
Stockholders' equity				
Common stock	58,967	1.00	54,929	7.4
Additional paid-in capital	55,358	1.00	49,421	12.0
Revaluation reserve for land	4,642	1.00	4,746	△2.2
Retained earnings	306,623	1.19	280,785	9.2
Unrealized gain on securities	9,985	1.01	13,192	△24.3
Foreign currency translation adjustments	6,812	—	1,243	447.9
Treasury stock	△1,218	1.00	△0	—
Total stockholders' equity	441,171	1.14	404,318	9.1
Total liabilities, minority interest and stockholders' equity	1,097,192	1.14	1,137,590	△3.6

(2) Income Statement Summary

(Millions of yen; percent)

Item	FY 2001	Consolidated results/ non-consolidated results (times)	FY 2000	Rate of increase (△ indicates decrease)
Net sales (billings)	1,789,432	1.25	1,814,309	△1.4
Gross profit	293,920	1.41	301,885	△2.6
Operating income	61,168	1.33	72,500	△15.6
Non-operating revenues	4,969	0.82	5,793	△14.2
Non-operating expenses	6,432	1.12	6,402	0.5
Ordinary income	59,705	1.29	71,891	△17.0
Extraordinary profit	2,674	4.07	41,741	△93.6
Extraordinary loss	8,175	1.51	42,411	△80.7
Income before income taxes	54,204	1.31	71,222	△23.9
Net income	27,457	1.19	41,368	△33.6

(3) Breakdown of FY 2001 Consolidated Cash Flow Statement Summary

(Millions of yen; △ indicates decrease)

	FY 2001	FY 2000
Cash flows provided by operating activities	25,715	35,066
Cash flows used in investing activities	△37,270	△55,079
Cash flows provided by (used in) financing activities	△19,799	42,753
Effect of exchange rate changes on cash and cash equivalents	1,400	83
Net increase (decrease) in cash and cash equivalents	△29,953	22,824
Cash and cash equivalents at beginning of year	93,791	70,927
Increase in cash and cash equivalents from newly consolidated affiliates	3,521	38
Increase in cash and cash equivalents by merger and acquisition	331	—
Cash and cash equivalents at end of year	67,690	93,791

FISCAL YEAR 2001 RESULTS (Non-consolidated)
April 1, 2001–March 31, 2002

Dentsu Inc.

• **Term Results:** Amounts are indicated with figures below ¥1 million omitted.

(1) Balance-Sheet Summary

(Millions of yen; percent)

Item	FY 2001	FY 2000	Rate of increase (△ indicates decrease)
Assets			
Current assets	480,486	571,918	△16.0
Non-current assets	481,684	433,415	11.1
Deferred assets	—	419	—
Total assets	962,170	1,005,753	△4.3
Liabilities			
Current liabilities	413,283	461,962	△10.5
Non-current liabilities	163,027	185,114	△11.9
Total liabilities	576,310	647,077	△10.9
Stockholders' equity			
Common stock	58,967	54,929	7.4
Additional paid-in capital and legal reserve	56,081	50,051	12.0
Revaluation reserve for land	4,642	4,746	△2.2
Retained earnings	257,492	235,869	9.2
Unrealized gain on securities	9,894	13,078	△24.3
Treasury stock	△1,218	—	—
Total stockholders' equity	385,860	358,675	7.6
Total liabilities and stockholders' equity	962,170	1,005,753	△4.3

(2) Income Statement Summary

(Millions of yen; percent)

Item	FY 2001	FY 2000	Rate of increase (△ indicates decrease)
Net sales (billings)	1,433,300	1,497,843	△4.3
Gross profit	207,801	222,939	△6.8
Operating income	45,928	54,146	△15.2
Non-operating revenues	6,023	7,387	△18.5
Non-operating expenses	5,767	5,479	5.3
Ordinary income	46,184	56,054	△17.6
Extraordinary profit	656	30,092	△97.8
Extraordinary loss	5,428	40,151	△86.5
Income before income taxes	41,412	45,994	△10.0
Net income	23,072	25,030	△7.8

# # # # #

(Summary English Translation)

May 15, 2002

Annual Report Release for the Fiscal Year ended March 31, 2002 (Consolidated)

Dentsu Inc.
Code number: 4324
(URL http://www.dentsu.co.jp/)
Attn.: Masaki Yaegashi
Senior Manager of
Corporate Accounting Department
Board Meeting Date: May 15, 2002
U.S. Accounting Principles: not applicable

Stock Exchanges:
Tokyo Stock Exchange
Location of head office: Tokyo
Telephone number: (03) 5551-5433

1. Consolidated Business Results (April 1, 2001 to March 31, 2002)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Ordinary Profit
Year ended March 31, 2002	¥1,789,432 million (-1.4%)	¥61,168 million (-15.6%)	¥59,705 million (-17.0%)
Year ended March 31, 2001	¥1,814,309 million (13.4%)	¥72,500 million (43.7%)	¥71,891 million (44.7%)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Sales
Year ended March 31, 2002	¥27,457 million (-33.6%)	¥20,014.80	-	6.5%	5.3%	3.3%
Year ended March 31, 2001	¥41,368 million (99.8%)	¥30,285.89	-	11.0%	6.7%	4.0%

(Note)

1. *Investment profit and loss in equity method:*
   Year ended March 31, 2002: 776 million yen
   Year ended March 31, 2001: -175 million yen
2. *Average number of outstanding shares for each period (consolidated):*
   Year ended March 31, 2002: 1,371,855 shares
   Year ended March 31, 2001: 1,365,919 shares
3. *Changes in accounting treatment: Not applicable*
4. *The percentage figures which appear in Sales, Operating Profit, Ordinary Profit and Net Income are compared to prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2002	¥1,097,192 million	¥441,171 million	40.2%	¥317,912.21
Year ended March 31, 2001	¥1,137,590 million	¥404,318 million	35.5%	¥296,004.94

(Note) Total number of outstanding shares at the end of the fiscal year:
Year ended March 31, 2002: 1,387,716.2 shares
Year ended March 31, 2001: 1,365,919 shares

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at Year End
Year ended March 31, 2002	¥25,715 million	-¥37,270 million	-¥19,799 million	¥67,690 million
Year ended March 31, 2001	¥35,066 million	-¥55,079 million	¥42,753 million	¥93,791million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 59

Number of non-consolidated subsidiaries to which equity method is applicable: 1

Number of affiliated companies to which equity method is applicable: 11

(5) Changes in the scope of consolidation and application of the equity method

Consolidated	(New):	11	(Exception):	6
Equity Method	(New):	2	(Exception):	-

2. Forecast of Consolidated Business Results (April 1, 2002 through March 31, 2003)

	Sales	Ordinary Profit	Net Income
Interim	¥868,935 million	¥19,384 million	¥7,189 million
Annual	¥1,735,531 million	¥46,801 million	¥13,199 million

(Reference)
Estimated net income per share (annual): 9,511.31 yen

* Since the forecast of business results has been prepared based on certain conditions which we deem to be reasonable at this point, actual business results may be substantially different from the forecast above due to various factors.

May 15, 2002

Notice Concerning Share Buyback
— Purchase of Treasury Shares Pursuant to Article 210 of the Commercial Code—

Dentsu Inc. (President: Yutaka Narita; Head Office: Tokyo; Capital: 58,967.1 million yen) has resolved for the purchase of treasury shares pursuant to Article 210 of the Commercial Code at the Board of Directors Meeting held on May 15, 2002.

1. Reason for Purchasing the Treasury Shares:
To enable the execution of flexible equity policy.

2. Details Concerning the Purchase
(1) Type of the Shares to be Purchased:
Common Shares of the Company
(2) Aggregate Number of Shares to be Purchased:
70,000 Shares (maximum)
(3) Aggregate Amount of the Purchase Price:
50,000,000,000 yen (maximum)
(4) Purchasing Period:
From the passage of the resolution at the 153rd Ordinary Shareholder's Meeting of the Company until the close of the following Ordinary Shareholder's Meeting.

*Above-mentioned matters are subject to the passage of the resolution for the item "Purchase of Treasury Shares" at the 153rd Ordinary Shareholder's Meeting of the Company which is scheduled to be held on June 27, 2002.